Exhibit 99.1

HomesToLife Ltd Announces Acquisition of HTL Marketing Pte Ltd,

with 2024 Sales of US$330 Million

Singapore, May 05, 2025 (GLOBAL NEWSWIRE) – HomesToLife Ltd (NASDAQ: HTLM) (“HomesToLife” or the “Company”), the holding company of one of the leading home furniture products retail chains in Singapore, today announced that it has entered into a definitive sale and purchase agreement (the “Sale and Purchase Agreement”) with New Century International Homes Pte Ltd (“New Century”) to acquire 100% of equity interests in HTL Marketing Pte Ltd (“HTL Marketing”), a leading B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing (the “Acquisition”). The Company expects that the Acquisition will enable HomesToLife to leverage HTL Marketing’s international network and customer base to access extensive global market opportunities, generate numerous synergies in sourcing, manufacturing, and distribution, and drive substantial growth in both revenue and profitability.

Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, HomesToLife Ltd will issue to New Century 75,000,000 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), which will be subject to two-year lock-up restrictions.

HTL Marketing, based in Singapore, procures upholstered sofas from various factories located in China, India, Vietnam and Italy, and exports its products to about 50 countries in Europe, Asia-Pacific, and North America through a broad network of sales partners and retailers. In fiscal year of 2024, HTL Marketing achieved sales of US$330 million, of which Europe, Asia-Pacific, U.S. and Canada accounted for 59%, 28%, 8% and 5%, respectively.

In fiscal year of 2024, HTL Marketing recorded a profit after tax (PAT) of US$11 million, had positive cash flow from operating activities of $19 million and zero gearing, each in accordance with its local accounting standards. HTL Marketing is wholly owned by New Century, which is, in turn, wholly owned by Golden Hill Capital Pte Ltd., a Singapore-based investment holding company wholly owned by Mr. Phua Yong Pin and Mr. Phua Yong Tat, who are co-founders, directors and controlling shareholders of both HTL Marketing and HomesToLife. HTL Marketing and HomesToLife are related parties.

According to Ms. Phua Mei Ming, HomesToLife’s chief executive officer, the Acquisition is expected to provide a significant uplift to the Company’s top-line performance, which it expects to grow from US$4 million in 2024 to the range of US$250 million to US$280 million in 2025.

HomesToLife’s 2025 bottom line is also expected to be “significantly bolstered” by the acquisition, said Ms. Phua.

For 2026, said Ms. Phua, HTL Marketing is expected to contribute revenue in the range of US$350 million to US$400 million and a profit after tax in the range of US$15 million to US$20 million.

“Today’s acquisition is a significant milestone in our company’s growth journey,” she added. “By joining forces with HTL Marketing, we have made HomesToLife into a major furniture entity with the resources to capitalize on lucrative growth opportunities, minimize risk from any emerging trade disruptions, and achieve long-term success in the global marketplace.”

“We look forward to integrating HTL Marketing’s operations and leveraging its expertise to fuel further growth and value creation for our shareholders.”

Acquisition Details

After receiving non-binding transaction proposal regarding the Acquisition from New Century in December 2024, given the fact that the proposed Acquisition constituted a major related party transaction, the board of directors of HomesToLife established a special committee (the “Special Committee”) to evaluate the fairness of the proposed Acquisition in the interests of HomesToLife and its shareholders. The Special Committee had the exclusive power and authority to, among other things, evaluate and negotiate the proposed Acquisition on behalf of the board of directors and HomesToLife and approve or reject the proposed Acquisition. The Special Committee consists solely of independent directors of HomesToLife. The Special Committee engaged Kroll, LLC as its independent financial advisor and Loeb & Loeb LLP as its legal advisor in evaluation and negotiation of the proposed Acquisition and the Sale and Purchase Agreement with New Century. Kroll, LLC has provided a fairness opinion to the Special Committee that the purchase consideration of 75,000,000 Ordinary Shares of HomesToLife is fair from a financial point of view to HomesToLife.

On May 5, 2025, the Company’s board of directors, acting upon the unanimous recommendation of the Special Committee, unanimously approved the Sale and Purchase Agreement and the transactions contemplated thereby, including the Acquisition.

The Acquisition is subject to customary closing conditions. It is currently expected to close during the second quarter of 2025.

About HomesToLife Ltd

The Company’s major wholly owned subsidiary and operating company, HomesToLife Pte. Ltd., is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore. Another subsidiary, HTL Far East Pte. Ltd., is dedicated to sourcing, distributing, and delivering premium furniture and related products to the business sector across the Asia-Pacific region.

HomesToLife Pte. Ltd. has six retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. “HomesToLife” has a long-standing pledge to offer fair prices, great value, consistent and reliable quality, and on-time delivery to its customers. The Company’s website, www.homestolife.com, offers consumers a seamless shopping experience online and post-sales customer service support.

About HTL Marketing Pte Ltd

HTL Marketing is a leading procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing. HTL Marketing exports its products to about 50 countries in Europe, Asia-Pacific, and North America through a broad network of sales partners and retailers.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties (including that various closing conditions to the Acquisition may not be satisfied or waived) and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and HTL Marketing. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: info@skylineccg.com